As filed with the Securities and Exchange Commission on August 25, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 4

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
(Name of Subject Company (Issuer))

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for common shares at an exercise price of $11.50 per share
(Title of Class of Securities)

G4809J114
(CUSIP Number of Class of Securities)

Walid Wasef Jabsheh
Chief Executive Officer
INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
74 Abdel Hamid Sharaf Street, P.O. Box 941428,
Amman 11194, Jordan
+962 6 562 2009
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Rawan Alsulaiman Chief Legal Officer International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan +962 6 562 2009	Michael Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by International General Insurance Holdings Ltd., a Bermuda exempted company (“IGI” or the “Company”), to purchase for cash up to 17,250,000 of its outstanding warrants to purchase common shares, par value $0.01 per share, at a price of $0.95 per warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase initially dated July 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal and Consent”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding warrants to amend the Warrant Agreement, dated as of March 15, 2018, by and between Tiberius Acquisition Corporation (“Tiberius”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by Amendment No. 1 to the Warrant Agreement dated as of March 17, 2020), by and among the Company, Tiberius and the Warrant Agent (as amended, the “Warrant Agreement”), which governs all of the warrants, to permit the Company to redeem each outstanding warrant for $0.86 in cash, without interest (the “Redemption Price”), which Redemption Price is 10% less than the Offer Purchase Price (the “Warrant Amendment”).

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants (defined below) is required to approve the Warrant Amendment. Holders of Public Warrants and Private Warrants (as defined below) may not consent to the Warrant Amendment without tendering their Public Warrants and Private Warrants in the Offer, and such holders may not tender their Public Warrants and Private Warrants without consenting to the Warrant Amendment.

This Schedule TO relates only to the Company’s offer to purchase its outstanding Warrants. It is not an offer to purchase the Company’s outstanding Common Shares. Whether or not the Offer is consummated and any non-tendered Warrants are redeemed, the Company’s Common Shares will remain outstanding, listed on Nasdaq, and the Company will remain an SEC registrant following the consummation of the Offer.

This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act. The information contained in the Offer to Purchase and the related Letter of Transmittal and Consent, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)     Name and address:    The name of the subject company is International General Insurance Holdings Ltd., a Bermuda exempted company. The address of its principal executive office is 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, and its telephone number is +962 6 562 2009.

(b)    Securities:    The subject class of securities consists of the following outstanding warrants of the Company:

•        warrants to purchase the Company’s common shares, par value $0.01 per share (the “Common Shares”), which were publicly issued and sold as part of the units in the initial public offering of Tiberius on March 20, 2018 (the “Tiberius IPO”), and assumed by the Company, and which entitle such warrant holders to purchase one Common Share at an exercise price of $11.50, subject to adjustments (the “Public Warrants”); and

•        warrants to purchase the Common Shares, which were privately issued and sold in connection with the Tiberius IPO pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), and assumed by the Company, and which entitle such warrant holders to purchase one Common Share at an exercise price of $11.50, subject to adjustments (the “Private Warrants” and together with the Public Warrants, the “Warrants”).

As of July 27, 2023, there were 12,750,000 Public Warrants outstanding and 4,500,000 Private Warrants outstanding. Any and all of the Public Warrants and Private Warrants are eligible to be tendered pursuant to the Offer. All Warrants that are validly tendered and accepted for exchange will be cancelled.

(c)     Trading market and price:    The information set forth under “The Offer and Consent Solicitation, Section 5. Price Range of Public Warrants” in the Offer to Purchase is incorporated herein by reference.

(d)    Dividends:    The Company has not paid any dividends on Warrants in the past two years. There are no restrictions on the Company’s current or future ability to pay dividends, except as follows. As a Bermuda exempted company, the Company must comply with the provisions of the Companies Act 1981 of Bermuda regulating the payment of dividends and making distributions from contributed surplus. The Company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than its liabilities.

(e)     Prior public offerings:    None.

(f)     Prior securities purchases:    None.

Item 3. Identity and Background of Filing Person.

(a)     Name and address:    IGI is the subject company and the filing person. The business address and telephone number of IGI are set forth under Item 2(a) above. IGI’s internet address is www.iginsure.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, and the telephone number for each such person is +962 6 562 2009.

Name	Position
Wasef Salim Jabsheh	Executive Chairman of the board of directors of the Company
Walid Wasef Jabsheh	Chief Executive Officer and Director
David Anthony	Director
Michael T. Gray	Director
David King	Director
Wanda Mwaura	Director
Andrew J. Poole	Director
Hatem Wasef Jabsheh	Chief Operating Officer
Pervez Rizvi	Chief Financial Officer
Andreas Loucaides	Chief Executive Officer, IGI UK

The information set forth under “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(b)    Business and background of entities:    International General Insurance Holdings Ltd. was incorporated under the laws of Bermuda as an exempted company. It is engaged in the business of providing specialty insurance and reinsurance solutions. The information set forth in Schedule I to the Offer to Purchase regarding the Company’s directors and executive officers is incorporated herein by reference.

The Company has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). In addition, the Company has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)     Business and background of natural persons:    The information set forth in Schedule I to the Offer to Purchase regarding the Company’s directors and executive officers is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)     Material terms:    The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.

“Summary Term Sheet”

“Special Factors, Section 1. Purpose of the Offer”

“Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)”

“Special Factors, Section 3. Board Presentation”

“Special Factors, Section 4. Effects of the Transaction on the Market for the Public Warrants”

“Special Factors, Section 5. Interests of Directors and Executive Officers”

“Special Factors, Section 6. Material U.S. Federal Income Tax Consequences”

“The Offer and Consent Solicitation, Section 1. General Terms”

“The Offer and Consent Solicitation, Section 2. Procedure for Tendering Warrants”

“The Offer and Consent Solicitation, Section 3. Withdrawal Rights”

“The Offer and Consent Solicitation, Section 4. Acceptance of Warrants and Payment of Offer Purchase Price”

“The Offer and Consent Solicitation, Section 5. Price Range of Public Warrants”

“The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses”

“The Offer and Consent Solicitation, Section 7. Information Concerning International General Insurance Holdings Ltd.”

“The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations”

“The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities”

“The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments”

“The Offer and Consent Solicitation, Section 11. Forward-Looking Statements; Risk Factors”

“The Offer and Consent Solicitation, Section 12. The Depositary, Information Agent and Dealer Manager”

“The Offer and Consent Solicitation, Section 13. Additional Information; Miscellaneous”

(b)    Purchases:    The information set forth under “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(c)     Different terms:    The information set forth under “Summary Term Sheet. The Offer” and “Summary Term Sheet. The Consent Solicitation” in the Offer to Purchase is incorporated herein by reference.

(d)    Appraisal rights:    Holders of the Warrants are not entitled to any appraisal rights or any other similar rights with respect to the transaction.

(e)     Provisions for unaffiliated security holders:    None.

(f)     Eligibility for listing or trading:    Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a)     Transactions:    The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

(b)    Significant corporate events:    The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” in the Offer to Purchase is incorporated herein by reference. In addition, in accordance with the Company’s Bye-laws, so long as Mr. Wasef Jabsheh or his affiliates own at least 10% of the issued and outstanding Common Shares, Mr. Jabsheh is entitled to appoint two directors to the Company’s board of directors. In June 2023, Mr. Jabsheh appointed Wasef Jabsheh and Walid Jabsheh to the board of directors of the Company pursuant to this provision.

(c)     Negotiations or contacts:    The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” in the Offer to Purchase is incorporated herein by reference.

(e)     Agreements involving the subject company’s securities:    The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)     Purposes:    The information set forth under “Special Factors, Section 1. Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)    Use of the securities acquired:    The Warrants tendered will be retired and cancelled by the Company.

(c)     Plans:    The information set forth under “The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations” and “Special Factors, Section 4. Effects of the Transaction on the Market for the Public Warrants” in the Offer to Purchase is incorporated herein by reference in the Offer to Purchase is incorporated herein by reference.

(c)(1)None.

(c)(2)None.

(c)(3)None.

(c)(4)None.

(c)(5)None.

(c)(6)The information set forth under “The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations” and “Special Factors, Section 4. Effects of the Transaction on the Market for the Public Warrants” in the Offer to Purchase is incorporated herein by reference.

(c)(7)The information set forth under “Special Factors, Section 4. Effects of the Transaction on the Market for the Public Warrants” in the Offer to Purchase is incorporated herein by reference.

(c)(8)None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)     Source of funds:    The information set forth under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b)    Conditions:    None.

(c)     Expenses:    The information set forth under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(d)    Borrowed funds:    Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a)     Securities ownership:    The information set forth under “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(b)    Securities transactions:    The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” and “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)     Solicitations or recommendations:    The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” and “The Offer and Consent Solicitation, Section 12. The Depositary, Information Agent and Dealer Manager” in the Offer to Purchase is incorporated herein by reference. None of the Company, its directors, officers or employees, nor Continental Stock Transfer & Trust Company, the depositary for the Offer, Morrow Sodali Global LLC, the information agent for the Offer, nor BofA Securities, Inc., the dealer manager for the Offer, is making any recommendation as to whether holders of Warrants should tender their Warrants and consent to the Warrant Amendment. Holders of Warrants must make their own decision as to whether to tender some or all of their Warrants and consent to the Warrant Amendment.

(b)    Employees and corporate assets:    The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)     Financial information:    The information set forth under “The Offer and Consent Solicitation, Section 7. Information Concerning International General Insurance Holdings Ltd.” in the Offer to Purchase is incorporated herein by reference.

(b)    Pro forma information:    Not applicable.

Item 11. Additional Information.

(a)     Agreements, regulatory requirements and legal proceedings:    The information set forth under “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b)    Not applicable.

(c)     Other material information:    The information set forth under “Summary Term Sheet”, “The Offer and Consent Solicitation, Section 11. Forward-Looking Statements; Risk Factors” and “The Offer and Consent Solicitation, Section 13. Additional Information; Miscellaneous” in the Offer to Purchase is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)	Fourth Amended and Restated Offer to Purchase and Consent Solicitation, dated August 25, 2023.
(a)(1)(B)*	Amended and Restated Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(ii)*	Summary Advertisement, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(iii)*	Press Release, dated August 24, 2023, announcing the extension of the expiration date of the cash tender offer for International General Insurance Holdings Ltd. warrants.
(b)	Not Applicable
(c)*	Presentation of BofA Securities, Inc. to the Company’s board of directors on July 27, 2023.
(d)(1)*	Warrant Agreement, dated March 15, 2018, between Tiberius Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent.
(d)(2)*

Amendment No. 1 to Warrant Agreement, dated as of March 17, 2020, by and among Tiberius Acquisition Corporation, International General Insurance Holdings Ltd., and Continental Stock Transfer & Trust Company.

(d)(3)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the public warrant holders party thereto.
(d)(4)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the private warrant holder party thereto.
(g)	Not Applicable
(h)	Not Applicable
107*	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Table.

____________

*        Previously filed.

Item 13. Information Required by Schedule 13E-3.

I. Purposes, Alternatives, Reasons and Effects

(a)     Purposes:    The information set forth under “Special Factors, Section 1. Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)    Alternatives:    The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” in the Offer to Purchase is incorporated herein by reference.

(c)     Reasons:    The information set forth under “Special Factors, Section 1. Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(d)    Effects:    The information set forth under “Special Factors, Section 4. Effects of the Transaction on the Market for the Public Warrants,” “Special Factors, Section 5. Interests of Directors and Executive Officers” and “Special Factors, Section 6. Material U.S. Federal Income Tax Consequences” in the Offer to Purchase is incorporated herein by reference.

II. Fairness of the Transaction.

(a)     Fairness:    The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” in the Offer to Purchase is incorporated herein by reference.

(b)    Factors considered in determining fairness:    The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” in the Offer to Purchase is incorporated herein by reference.

(c)     Approval of security holders:    The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” in the Offer to Purchase is incorporated herein by reference.

(d)    Unaffiliated representative:    The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” in the Offer to Purchase is incorporated herein by reference.

(e)     Approval of directors:    The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” in the Offer to Purchase is incorporated herein by reference.

(f)     Other offers:    Not applicable.

III. Reports, Opinions, Appraisals and Negotiations.

(a)     Report, opinion or appraisal:    The information set forth under “Special Factors, Section 3. Board Presentation” in the Offer to Purchase is incorporated herein by reference.

(b)    Preparer and summary of the report, opinion or appraisal:    The information set forth under “Special Factors, Section 3. Board Presentation” in the Offer to Purchase is incorporated herein by reference.

(c)     Availability of documents:    Not applicable.

IV. The Solicitation or Recommendation.

(d)    Intent to tender or vote in a going-private transaction:    The information set forth under “Summary Term Sheet — Participation by Executive Officers and Directors” and “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(e)     Recommendations of others:    The information set forth under “The Offer and Consent Solicitation, Section 1.C. General Terms — Board Approval of the Offer; No Recommendation; Holder’s Own Decision.” in the Offer to Purchase is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: August 25, 2023

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
By:	/s/ Walid Wasef Jabsheh
Name: Walid Wasef Jabsheh
Title: Chief Executive Officer